NEXCEN BRANDS, INC.
1330 Avenue of the Americas, 34th Floor
New York, New York 10019

February 5, 2008

VIA EDGAR
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	NexCen Brands, Inc. (the "Registrant")
Registration Statement on Form S-3
(SEC File No. 333-149026)
Filed February 4, 2008

Ladies and Gentlemen:

On February 4, 2008, the Registrant filed a Registration Statement on Form S-3 (SEC File No. 333-149026) (“Registration Statement”) to register the resale of up to 3,697,671 shares of the Registrant’s common stock, par value $0.01 per share.

In connection with the Registration Statement, the Registrant was unable to obtain the consent of Peacock, Condron, Anderson & Co. (“Peacock”) because the accounting firm is no longer in existence, and no successor entity exists which could provide the Registrant with the required consent. (The Registrant included the consent of its primary accounting firm and the consents of two additional accounting firms which audited other businesses that the Registrant acquired in 2007.) Peacock was the accounting firm that audited MaggieMoo’s International, LLC (“MaggieMoo’s”), a business that the Registrant acquired in February 2007. On May 10, 2007, the Registrant filed a Current Report on Form 8-K/A that included the historical financial statements of MaggieMoo’s and the accountant report of Peacock.

Prior to effectiveness of the Registration Statement, the Registrant intends to seek a waiver of consent pursuant to Rule 437 of the Securities Act of 1933, as amended, from the Office of the Chief Accountant in the Division of Corporation Finance. The Registrant has had preliminary conversations with the Office of Chief Accountant and discussed the issue with Michael Stehlik on February 1, 2008.

If you have any questions please contact me at 212-277-1154.

Very truly yours,

/s/ Sue Nam
Sue Nam, General Counsel